UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 25, 2024

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	1st Quarter Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 25, 2024

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

Barclays PLC

Q1 2024 Results Announcement

31 March 2024

Notes

The terms Barclays and Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the three months ended 31 March 2024 to the corresponding three months of 2023 and balance sheet analysis as at 31 March 2024 with comparatives relating to 31 December 2023 and 31 March 2023. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary, which can be accessed at home.barclays/investor-relations.

The information in this announcement, which was approved by the Board of Directors on 24 April 2024, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2023, which contain an unmodified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006) has been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished on Form 6-K to the US Securities and Exchange Commission (SEC) as soon as practicable following its publication. Once furnished to the SEC, a copy of the Form 6-K will be available from the SEC’s website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 39 to 43 for definitions and calculations of non-IFRS performance measures included throughout this document, and reconciliations to the most directly comparable IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, business strategy, income levels, costs, assets and liabilities, impairment charges, provisions, capital leverage and other regulatory ratios, capital distributions (including policy on dividends and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including environmental, social and governance (ESG) commitments and targets), plans and objectives for future operations, and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulations, governmental and regulatory policies, expectations and actions, voluntary codes of practices and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards; the outcome of current and future legal proceedings and regulatory investigations; the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; environmental, social and geopolitical risks and incidents and similar events beyond the Group’s control; the impact of competition in the banking and financial services industry; capital, liquidity, leverage and other regulatory rules and requirements applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates reforms to benchmark interest rates and indices; higher or lower asset valuations; changes in credit ratings of any entity within the Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; the direct and indirect consequences of the conflicts in Ukraine and the Middle East on European and global macroeconomic conditions, political stability and financial markets; political elections; developments in the UK’s relationship with the European Union (“EU”); the risk of cyberattacks, information or security breaches, technology failures or operational disruptions and any subsequent impact on the Group’s reputation, business or operations; the Group’s ability to access funding; and the success of acquisitions, disposals and other strategic transactions. A number of these factors are beyond the Group’s control. As a result, the Group’s actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. In setting its targets and outlook for the period 2024-2026, Barclays has made certain assumptions about the macroeconomic environment, including, without limitation, inflation, interest and unemployment rates, the different markets and competitive conditions in which Barclays operates, and its ability to grow certain businesses and achieve costs savings and other structural actions. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in Barclays PLC’s filings with the US Securities and Exchange Commission (“SEC”) (including, without limitation, Barclays PLC’s Annual Report on Form 20-F for the financial year ended 31 December 2023), which are available on the SEC’s website at www.sec.gov.

Subject to Barclays PLC's obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Performance Highlights

In Q124 Barclays delivered a return on tangible equity (RoTE) of 12.3% and a tangible net asset value (TNAV) per share of 335p. RoTE target of greater than 10% in 2024 remains unchanged

C. S. Venkatakrishnan, Group Chief Executive, commented
“In Q124 Barclays delivered a RoTE of 12.3% as we progress towards our targets of >10% RoTE in 2024, and >12% in 2026. We are focused on disciplined execution of the plan that we presented at our Investor Update on 20th February. We have now announced the sale of our performing Italian mortgage book and are investing in our higher returning UK consumer businesses, including through the expected completion of the Tesco Bank acquisition in Q424. We continue to exercise cost discipline and remain well capitalised with a Common Equity Tier 1 (CET1) ratio at the end of the quarter of 13.5%."

●
Group cost: income ratio of 60%. Target of c.63% in 2024 remains unchanged
– Delivered £0.2bn of the c.£1bn 2024 gross cost efficiency savings
● Loan loss rate (LLR) of 51bps, within the expected through the cycle range of 50-60bps
● CET1 ratio of 13.5%, in the middle of the target range of 13-14%
● Announced acquisition of Tesco Bank's retail banking business1, expected to complete in Q424
● Announced sale of the performing Italian mortgage portfolio, expected to complete in Q224

Key financial metrics:

	Income	Profit before tax	Attributable profit	Cost: income ratio	LLR	RoTE	EPS	TNAV per share	CET1 ratio
Q124	£7.0bn	£2.3bn	£1.6bn	60%	51bps	12.3%	10.3p	335p	13.5%

Q124 Performance highlights:

● Group RoTE was 12.3% (Q123: 15.0%) with profit before tax of £2.3bn (Q123: £2.6bn)
● Group income of £7.0bn down 4% year-on-year, with Group net interest income (NII) excluding Barclays Investment Bank (IB) and Head Office of £2.7bn, of which Barclays UK NII of £1.5bn
– Barclays UK income decreased 7%, as higher structural hedge income was more than offset by adverse product dynamics in deposits and mortgages, in addition to the transfer of Wealth Management & Investments (WM&I) to Barclays Private Bank and Wealth Management (PBWM)2
– Barclays UK Corporate Bank (UKCB) income decreased 6%, reflecting lower liquidity pool income whilst maintaining stable average deposits
– PBWM income increased 20%, reflecting the transfer of WM&I from Barclays UK, partially offset by lower NII due to adverse deposit dynamics
– IB income decreased 7%. Within Global Markets, strong performance in Equities was more than offset by lower FICC income. In Investment Banking, increased fee income in Debt and Equity capital markets were more than offset by lower fee income in Advisory and lower income in Transaction banking
– Barclays US Consumer Bank (USCB) income increased 4%, reflecting higher cards balances
● Group total operating expenses were £4.2bn, up 2% year-on-year, including the £120m impact of the Bank of England (BoE) levy scheme
– Group operating costs decreased 3%, reflecting £0.2bn of efficiency savings, more than offsetting the impact of inflation, investment spend and business growth
● Credit impairment charges were £0.5bn (Q123: £0.5bn) with an LLR of 51bps (Q123: 52bps)
● CET1 ratio of 13.5% (December 2023: 13.8%), with Risk Weighted Assets (RWAs) of £349.6bn (December 2023: £342.7bn) and TNAV per share of 335p (December 2023: 331p)

1	See Other matters on page 6 for further details on the acquisition of Tesco Bank’s retail banking business.
2	WM&I was transferred out of Barclays UK in Q223.

Group Financial Targets and Outlook:

2024

● Returns: targeting RoTE of greater than 10% and c.10.5% excluding inorganic activity
● Income: targeting Barclays Group NII excluding IB and Head Office of c.£10.7bn, of which Barclays UK NII of c.£6.1bn1
● Costs: targeting Group cost: income ratio of c.63%, which includes c.£1bn of gross efficiency savings in 2024
● Impairment: expect an LLR of 50-60bps through the cycle
● Capital: expect to operate within the CET1 ratio target range of 13-14%

2026

● Returns: targeting a greater than 12% RoTE
● Capital returns: plan to return at least £10bn of capital to shareholders between 2024 and 2026, through dividends and share buybacks, with a continued preference for buybacks. Plan to keep total dividend stable at 2023 level in absolute terms, with progressive dividend per share growth driven through share count reduction as a result of increased share buybacks. Dividends will continue to be paid semi-annually. This multi-year plan is subject to supervisory and Board approval, anticipated financial performance and our published CET1 ratio target range of 13-14%
● Income: targeting Group total income of c.£30bn
● Costs: targeting total Group operating expenses of c.£17.0bn and a Group cost: income ratio of high 50s in percentage terms. This includes total gross efficiency savings of c.£2bn by 2026
● Impairment: expect an LLR of 50-60bps through the cycle
● Capital: expect to operate within the CET1 ratio target range of 13-14%
– Targeting IB RWAs of c.50% of Group RWAs in 2026
– Impact of regulatory change on RWAs in line with prior guidance, expected to be at lower end of 5–10% of Group RWAs. This includes c.£16bn RWAs expected in H224 due to USCB moving to Internal Ratings-Based (IRB) models

Prior period segmental comparators:

● Barclays segmental reporting now reflects five operating divisions, in addition to Head Office:
– Barclays UK
– Barclays UK Corporate Bank
– Barclays Private Bank and Wealth Management
– Barclays Investment Bank
– Barclays US Consumer Bank
● Prior period segmental comparators shown in this document were re-presented in the 2023 Results Resegmentation Document, which may be accessed via the Barclays website at home.barclays/investor-relations

1
This excludes the impact of the acquisition of Tesco Bank’s retail banking business, which is expected to generate annualised NII of c.£400m in the first year post-completion. See Other Matters on page 6 for further details of the acquisition.

Barclays Group results
for the three months ended	31.03.24	31.03.23
	£m	£m	% Change
Barclays UK	1,826	1,961	(7)
Barclays UK Corporate Bank	434	463	(6)
Barclays Private Bank and Wealth Management	312	259	20
Barclays Investment Bank	3,328	3,569	(7)
Barclays US Consumer Bank	859	826	4
Head Office	194	159	22
Total income	6,953	7,237	(4)
Operating costs	(3,998)	(4,111)	3
UK regulatory levies1	(120)	—	#DIV/0!
Litigation and conduct	(57)	1
Total operating expenses	(4,175)	(4,110)	(2)
Other net income/(expenses)	12	(5)
Profit before impairment	2,790	3,122	(11)
Credit impairment charges	(513)	(524)	2
Profit before tax	2,277	2,598	(12)
Tax charge	(465)	(561)	17
Profit after tax	1,812	2,037	(11)
Non-controlling interests	(3)	(8)	63
Other equity instrument holders	(259)	(246)	(5)
Attributable profit	1,550	1,783	(13)

Performance measures
Return on average tangible shareholders' equity	12.3%	15.0%
Average tangible shareholders' equity (£bn)	50.5	47.6
Cost: income ratio	60%	57%
Loan loss rate (bps)	51	52
Basic earnings per ordinary share	10.3p	11.3p
Basic weighted average number of shares (m)	14,983	15,770	(5)
Period end number of shares (m)	15,091	15,701	(4)
Period end tangible shareholders' equity (£bn)	50.6	47.3

	As at 31.03.24	As at 31.12.23	As at 31.03.23
Balance sheet and capital management2	£bn	£bn	£bn
Loans and advances at amortised cost	397.9	399.5	403.5
Loans and advances at amortised cost impairment coverage ratio	1.4%	1.4%	1.4%
Total assets	1,577.1	1,477.5	1,539.1
Deposits at amortised cost	552.3	538.8	555.7
Tangible net asset value per share	335p	331p	301p
Common equity tier 1 ratio	13.5%	13.8%	13.6%
Common equity tier 1 capital	47.1	47.3	46.0
Risk weighted assets	349.6	342.7	338.4
UK leverage ratio	4.9%	5.2%	5.1%
UK leverage exposure	1,226.5	1,168.3	1,168.9

Funding and liquidity
Group liquidity pool (£bn)	323.5	298.1	333.0
Liquidity coverage ratio3	163%	161%	157%
Net stable funding ratio4	136%	138%	139%
Loan: deposit ratio	72%	74%	73%

1	Comprises the impact of the BoE levy scheme and the UK bank levy.
2	Refer to pages 31 to 35 for further information on how capital, RWAs and leverage are calculated.
3	The liquidity coverage ratio (LCR) is now shown on an average basis, based on the average of the last 12 spot month end ratios. Prior period LCR comparatives have been updated for consistency.
4	Represents average of the last four spot quarter end positions.

Group Finance Director's Review

Group performance

● Barclays delivered a profit before tax of £2,277m (Q123: £2,598m), RoTE of 12.3% (Q123: 15.0%) and earnings per share (EPS) of 10.3p (Q123: 11.3p)
● Group income decreased 4% to £6,953m as higher structural hedge income, strong performance in Equities and balance growth in USCB were more than offset by lower FICC income in IB, lower inflation linked income as well as adverse product dynamics in Barclays UK deposits and mortgages
● Group total operating expenses increased to £4,175m (Q123: £4,110m) including the £120m impact of the BoE levy scheme
– Group operating costs decreased 3% to £3,998m, reflecting efficiency savings, partially offset by the impact of inflation, investment spend and business growth
● Credit impairment charges were £513m (Q123: £524m), driven by the anticipated higher delinquencies in USCB, which led to a higher coverage ratio of 11.0% in that portfolio. Total coverage ratio remains stable at 1.4% (December 2023: 1.4%)
● The effective tax rate (ETR) was 20.4% (Q123: 21.6%)
● Attributable profit was £1,550m (Q123: £1,783m)
● Total assets increased to £1,577.1bn (December 2023: £1,477.5bn) driven by an increase in trading securities and secured lending in IB, and an increase in the liquidity pool due to increased deposits
● TNAV per share increased to 335p (December 2023: 331p) as EPS of 10.3p was partially offset by negative cash flow hedge reserve movements of 2p, and net negative other reserve movements

Group capital and leverage

● The CET1 ratio decreased to 13.5% (December 2023: 13.8%) as RWAs increased by £6.9bn to £349.6bn and CET1 capital decreased by £0.2bn to £47.1bn:
– c.40bps increase from attributable profit generated in the quarter
– c.40bps decrease driven by shareholder distributions including the £1.0bn share buyback announced with FY23 results and an accrual towards the FY24 dividend
– c.30bps decrease as a result of a £6.9bn increase in RWAs primarily driven by expected seasonal activity in the Investment Bank and regulatory model changes in Barclays UK which are expected to be partially offset for the full year
● The UK leverage ratio decreased to 4.9% (December 2023: 5.2%) primarily due to a £58.2bn increase in leverage exposure to £1,226.5bn, largely driven by an increase in trading securities and secured lending in Global Markets

Group funding and liquidity

● The liquidity metrics remain well above regulatory requirements, underpinned by well-diversified sources of funding, a stable global deposit franchise and a highly liquid balance sheet
● The liquidity pool was £323.5bn (December 2023: £298.1bn). The increase in the liquidity pool was driven by the expected increase in short term bank deposits after a drop at the year-end and a strong deposit growth in International Corporate Bank which is partially offset by a slight seasonal decline in Barclays UK deposits
● The average1 Liquidity Coverage Ratio (LCR) increased to 163% (December 2023: 161%), equivalent to a surplus of £117.8bn (December 2023: £117.7bn)
● Total deposits increased by £13.5bn to £552.3bn (December 2023: £538.8bn)
● The average2 Net Stable Funding Ratio (NSFR) was 136% (December 2023: 138%), which represents a £160.4bn (December 2023: £167.1bn) surplus above the 100% regulatory requirement
● Wholesale funding outstanding, excluding repurchase agreements, was £190.6bn (December 2023: £176.8bn)
● The Group issued £5.4bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) in Q124. The Group has a strong MREL position with a ratio of 33.4%, which is in excess of the regulatory requirement of 30.1% plus a confidential, institution specific, Prudential Regulation Authority (PRA) buffer

1	Represents average of the last 12 spot month end ratios.
2	Represents average of the last four spot quarter end ratios.

Other matters

● Acquisition of Tesco Bank's retail banking business: on 9 February 2024, Barclays entered into an agreement with Tesco Personal Finance plc (operating using the trading name “Tesco Bank”) to acquire its retail banking business. The acquisition is expected to reduce Barclays' CET1 ratio by c.30bps on completion, which is expected to occur in Q424, subject to court sanction and regulatory approvals
● FCA motor finance review: in January 2024, the UK Financial Conduct Authority (FCA) announced that it was appointing a skilled person to undertake a review of the historical use of discretionary commission arrangements and sales in the motor finance market across several firms. The FCA plans to set out next steps on this matter by the end of September 2024. Clydesdale Financial Services Limited (CFS), a member of the Group, ceased operating in the motor finance market in late 2019 but is co-operating fully with the FCA’s skilled person review, the outcome of which is unknown, including any potential financial impact. The FCA intervention followed two final decisions by the UK Financial Ombudsman Service (FOS), including one upholding a complaint against CFS in relation to commission arrangements and disclosure in the sale of motor finance products and a number of complaints and court claims, including some against CFS. We have commenced a judicial review challenge to the FOS in the High Court in relation to this decision
● BoE levy scheme: following parliamentary approval, the new levy process commenced in Q124 replacing the Cash Ratio Deposit scheme as a means of funding the Bank of England's monetary policy and financial stability operations. This change in scheme moves the charge from negative income recognised over the course of the year to an annual operating expense at the start of the levy year (running from 1 March to 28 February). Barclays' estimated contribution for the 2024/2025 financial year is £120m, reported in the UK regulatory levies account line, reducing Q124 Group RoTE by c.0.7%. This will be partially offset by increased income of c.£75m through lower funding costs during 2024, with an expected overall net full year Group RoTE impact of c.0.1%. The final charge is expected to be confirmed during Q324
● Disposal of Italian retail mortgages: on 24 April 2024, Barclays announced a transaction under which Barclays Bank Ireland PLC intends to dispose of its performing Italian retail mortgage book currently held in Head Office. The sale is expected to complete in Q224. It is expected to generate a pre-tax loss of c.£225m for the year to 31 December 2024 and reduce RWAs by c.£0.8bn at completion. The transaction is expected to be broadly neutral to Barclays’ CET1 ratio
– In addition, Barclays is in discussion with respect to the disposals of the remaining non-performing and Swiss-Franc linked Italian retail mortgage portfolios. Should such sales occur, they are together expected to generate a small pre-tax loss on sale, but also be broadly neutral to Barclays’ CET1 ratio
● Sale of German consumer finance business: Barclays is currently engaged in a process to sell its German consumer finance business (comprising credit cards, unsecured personal loans and deposits), held in Head Office, as part of our ambition to simplify Barclays and support our focus on growing our key businesses. The sale is expected to complete in H224, and be accretive to Barclays' CET1 ratio

Anna Cross, Group Finance Director

Results by Business

Barclays UK	Three months ended
	31.03.24	31.03.23
Income statement information	£m	£m	% Change
Net interest income	1,549	1,618	(4)
Net fee, commission and other income	277	343	(19)
Total income	1,826	1,961	(7)
Operating costs	(1,007)	(1,092)	8
UK regulatory levies	(54)	—	#DIV/0!
Litigation and conduct	(2)	(2)	—
Total operating expenses	(1,063)	(1,094)	3
Other net income	—	—	#DIV/0!
Profit before impairment	763	867	(12)
Credit impairment charges	(58)	(113)	49
Profit before tax	705	754	(6)
Attributable profit	479	515	(7)

Performance measures
Return on average allocated tangible equity	18.5%	20.0%
Average allocated tangible equity (£bn)	10.4	10.3
Cost: income ratio	58%	56%
Loan loss rate (bps)	11	20
Net interest margin	3.09%	3.18%

	As at 31.03.24	As at 31.12.23	As at 31.03.23
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	200.8	202.8	208.2
Total assets	293.3	293.1	308.6
Customer deposits at amortised cost	237.2	241.1	254.3
Loan: deposit ratio	92%	92%	90%
Risk weighted assets	76.5	73.5	74.6
Period end allocated tangible equity	10.7	10.2	10.3

Analysis of Barclays UK	Three months ended
	31.03.24	31.03.23
Analysis of total income	£m	£m	% Change
Personal Banking	1,128	1,253	(10)
Barclaycard Consumer UK	229	247	(7)
Business Banking	469	461	2
Total income	1,826	1,961	(7)

Analysis of credit impairment charges
Personal Banking	(14)	(28)	50
Barclaycard Consumer UK	(38)	(83)	54
Business Banking	(6)	(2)
Total credit impairment charges	(58)	(113)	49

	As at 31.03.24	As at 31.12.23	As at 31.03.23
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Personal Banking	169.0	170.1	173.6
Barclaycard Consumer UK	9.8	9.7	9.0
Business Banking	22.0	23.0	25.6
Total loans and advances to customers at amortised cost	200.8	202.8	208.2

Analysis of customer deposits at amortised cost
Personal Banking	183.4	185.4	194.3
Barclaycard Consumer UK	—	—	—
Business Banking	53.8	55.7	60.0
Total customer deposits at amortised cost	237.2	241.1	254.3

Barclays UK delivered a RoTE of 18.5% supported by resilient returns and the continued investment in our transformation into a simpler, better and more balanced retail bank.

Income statement - Q124 compared to Q123

● Profit before tax decreased 6% to £705m with a RoTE of 18.5% (Q123: 20.0%)
● Total income decreased 7% to £1,826m. NII decreased 4% to £1,549m, as continued structural hedge momentum was more than offset by mortgage margin pressure and adverse deposit dynamics reflecting wider market trends. Net fee, commission and other income decreased 19% to £277m primarily from the impact of the transfer of WM&I to PBWM
● Total operating expenses decreased 3% to £1,063m driven by the transfer of WM&I to PBWM partially offset by the impact of inflation and the impact of the BoE levy scheme. Ongoing efficiency savings continue to be reinvested, including in our transformation programme to support sustainable improvement to the cost: income ratio
● Credit impairment charges were £58m (Q123: £113m), consistent with low delinquencies in UK cards, high quality mortgage lending portfolio and the improved macroeconomic outlook. UK cards 30 and 90 day arrears remained low at 0.9% (Q123: 0.9%) and 0.2% (Q123: 0.2%) respectively. The UK cards total coverage ratio was 6.5% (December 2023: 6.8%)

Balance sheet - 31 March 2024 compared to 31 December 2023

● Loans and advances to customers at amortised cost decreased by 1% to £200.8bn (December 2023: £202.8bn), reflecting subdued mortgage lending amid lower market demand and continued repayment of government scheme lending in Business Banking
● Customer deposits at amortised cost decreased 2% to £237.2bn (December 2023: £241.1bn), driven by reduced current account balances, reflecting broader market trends. The loan: deposit ratio remained stable at 92% (December 2023: 92%)
● RWAs increased to £76.5bn (December 2023: £73.5bn) driven by regulatory model changes which are expected to be partially offset for the full year

Barclays UK Corporate Bank	Three months ended
	31.03.24	31.03.23
Income statement information	£m	£m	% Change
Net interest income	277	310	(11)
Net fee, commission, trading and other income	157	153	3
Total income	434	463	(6)
Operating costs	(221)	(210)	(5)
UK regulatory levies	(30)	—	#DIV/0!
Litigation and conduct	—	—
Total operating expenses	(251)	(210)	(20)
Other net income	—	1
Profit before impairment	183	254	(28)
Credit impairment charges	(15)	(24)	38
Profit before tax	168	230	(27)
Attributable profit	113	157	(28)

Performance measures
Return on average allocated tangible equity	15.2%	21.7%
Average allocated tangible equity (£bn)	3.0	2.9
Cost: income ratio	58%	45%
Loan loss rate (bps)	23	36

	As at 31.03.24	As at 31.12.23	As at 31.03.23
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	25.7	26.4	27.2
Deposits at amortised cost	81.7	84.9	83.6
Risk weighted assets	21.4	20.9	20.2
Period end allocated tangible equity	3.0	3.0	2.9

	Three months ended
	31.03.24	31.03.23
Analysis of total income	£m	£m	% Change
Corporate lending	72	61	18
Transaction banking	362	402	(10)
Total income	434	463	(6)

UKCB delivered a RoTE of 15.2%, with stable average deposits supporting strong returns despite lower liquidity pool income, the impact of the BoE levy scheme and continued investment to support future growth ambitions.

Income statement - Q124 compared to Q123

● Profit before tax decreased 27% to £168m with a RoTE of 15.2% (Q123: 21.7%)
● Total income decreased 6% to £434m. NII decreased 11% to £277m reflecting lower liquidity pool income. Net fee, commission, trading and other income was stable at £157m (Q123: £153m)
● Total operating expenses increased 20% to £251m, reflecting the impact of the BoE levy scheme and higher investment spend to support future growth ambitions
● Credit impairment charges were £15m (Q123: £24m), driven by resilient underlying credit performance and the improved macroeconomic outlook

Balance sheet - 31 March 2024 compared to 31 December 2023

● RWAs were broadly stable at £21.4bn (December 2023: £20.9bn)

Barclays Private Bank and Wealth Management	Three months ended
	31.03.24	31.03.23
Income statement information	£m	£m	% Change
Net interest income	175	181	(3)
Net fee, commission and other income	137	78	76
Total income	312	259	20
Operating costs	(214)	(144)	(49)
UK regulatory levies	(3)	—	#DIV/0!
Litigation and conduct	—	—
Total operating expenses	(217)	(144)	(51)
Other net income	—	—	#DIV/0!
Profit before impairment	95	115	(17)
Credit impairment charges	—	(3)
Profit before tax	95	112	(15)
Attributable profit	74	90	(18)

Performance measures
Return on average allocated tangible equity	28.7%	34.5%
Average allocated tangible equity (£bn)	1.0	1.0
Cost: income ratio	70%	56%
Loan loss rate (bps)	—	7

	As at 31.03.24	As at 31.12.23	As at 31.03.23
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	13.7	13.6	14.3
Deposits at amortised cost	61.9	60.3	60.8
Risk weighted assets	7.2	7.2	7.5
Period end allocated tangible equity	1.0	1.0	1.0
Client assets and liabilities1	189.1	182.9	141.5

PBWM delivered a RoTE of 28.7%, supported by growth in client balances of c.£48bn, which is predominantly invested assets2 as a result of WM&I transfer and underlying growth.

Income statement - Q124 compared to Q123

● Profit before tax decreased 15% to £95m with a RoTE of 28.7% (Q123: 34.5%)
● Total income increased 20% to £312m. NII decreased 3% to £175m mainly due to adverse deposit dynamics reflecting wider market trends. Net fee, commission and other income increased 76% to £137m reflecting the transfer of WM&I from Barclays UK and client balance growth
● Total operating expenses increased 51% to £217m, reflecting the transfer of WM&I from Barclays UK and higher investment spend to support growth

Balance sheet - 31 March 2024 compared to 31 December 2023

● RWAs were stable at £7.2bn (December 2023: £7.2bn)

1	Client assets and liabilities refers to customer deposits, lending and invested assets, including c.£28bn WM&I invested assets transferred from Barclays UK in May 2023.
2	Invested assets represent assets under management and supervision.

Barclays Investment Bank	Three months ended
	31.03.24	31.03.23
Income statement information	£m	£m	% Change
Net interest income	197	159	24
Net trading income	1,982	2,435	(19)
Net fee, commission and other income	1,149	975	18
Total income	3,328	3,569	(7)
Operating costs	(1,957)	(2,032)	4
UK regulatory levies	(33)	—	#DIV/0!
Litigation and conduct	(9)	2
Total operating expenses	(1,999)	(2,030)	2
Other net expenses	—	(1)
Profit before impairment	1,329	1,538	(14)
Credit impairment releases/(charges)	10	(25)
Profit before tax	1,339	1,513	(12)
Attributable profit	899	1,048	(14)

Performance measures
Return on average allocated tangible equity	12.0%	14.4%
Average allocated tangible equity (£bn)	30.0	29.1
Cost: income ratio	60%	57%
Loan loss rate (bps)	(4)	10

	As at 31.03.24	As at 31.12.23	As at 31.03.23
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	64.6	62.7	63.1
Loans and advances to banks at amortised cost	7.6	7.3	9.1
Debt securities at amortised cost	40.4	38.9	30.7
Loans and advances at amortised cost	112.6	108.9	102.9
Trading portfolio assets	195.3	174.5	137.6
Derivative financial instrument assets	248.9	255.1	256.5
Financial assets at fair value through the income statement	225.1	202.5	243.8
Cash collateral and settlement balances	129.8	102.3	124.3
Other assets	200.4	175.8	198.8
Total assets	1,112.1	1,019.1	1,063.9
Deposits at amortised cost	151.1	132.7	137.3
Derivative financial instrument liabilities	241.5	249.7	246.7
Risk weighted assets	200.4	197.3	198.0
Period end allocated tangible equity	29.6	29.0	28.9

	Three months ended
	31.03.24	31.03.23
Analysis of total income	£m	£m	% Change
FICC	1,404	1,788	(21)
Equities	883	704	25
Global Markets	2,287	2,492	(8)
Advisory	148	212	(30)
Equity capital markets	68	50	36
Debt capital markets	401	341	18
Fees	617	603	2
Corporate lending	42	33	27
Transaction banking	382	441	(13)
International Corporate Bank	424	474	(11)
Investment Banking	1,041	1,077	(3)
Total income	3,328	3,569	(7)

IB delivered a RoTE of 12.0% reflecting the benefit of diversified income streams with an increase in Equities and Investment Banking fee income, offset by a decrease in FICC income from lower client activity, lower costs and a net credit impairment release following improvements in macro economic outlook.

Income statement - Q124 compared to Q123

● IB RoTE was 12.0% (Q123: 14.4%) with a profit before tax of £1,339m (Q123: £1,513m)
● Total income decreased 7% to £3,328m
– Global Markets income decreased 8% to £2,287m as a strong performance in Equities was more than offset by lower income in FICC. Equities income increased 25% to £883m, driven by growth in Derivatives, Cash and Prime financing balances, additionally supported by a £125m fair value gain on Visa B shares. FICC income decreased 21% to £1,404m, reflecting lower client activity in Macro and the non-repeat of inflation benefit from prior year, partially offset by strong performance in securitised products
– Investment Banking income decreased 3% to £1,041m
– Investment Banking fee income increased 2% to £617m driven by Equity and Debt capital markets. Equity and Debt capital markets fees increased 36% and 18% respectively, reflecting improved fee pool and market share1 with Advisory income decreasing 30% against a strong prior year comparator2
– International Corporate Bank income decreased 11% to £424m, mainly driven by Transaction banking which decreased 13% to £382m due to margin compression as customers migrate to higher interest returning products whilst total deposit balances remained stable and lower liquidity pool income. Corporate lending income increased to £42m (Q123: £33m) mainly from lower costs of hedging
● Total operating expenses decreased 2% to £1,999m reflecting efficiency savings, partially offset by the impact of the BoE levy scheme and the impact of inflation
● Credit impairment net release of £10m (Q123: £25m charge), driven by the improved macroeconomic outlook and the benefit of credit protection with limited single name charges in the period

Balance sheet - 31 March 2024 compared to 31 December 2023

● RWAs increased to £200.4bn (December 2023: £197.3bn) driven by expected seasonal activity across Global Markets and Investment Banking

1	Data source: Dealogic for the period covering 1 January to 31 March 2024.
2	On a comparable basis, period covering 2014-Q124.

Barclays US Consumer Bank	Three months ended
	31.03.24	31.03.23
Income statement information	£m	£m	% Change
Net interest income	688	634	9
Net fee, commission and other income	171	192	(11)
Total income	859	826	4
Operating costs	(387)	(427)	9
UK regulatory levies	—	—	#DIV/0!
Litigation and conduct	(3)	—	#DIV/0!
Total operating expenses	(390)	(427)	9
Other net income	—	—	#DIV/0!
Profit before impairment	469	399	18
Credit impairment charges	(410)	(321)	(28)
Profit before tax	59	78	(24)
Attributable profit	44	59	(25)

Performance measures
Return on average allocated tangible equity	5.3%	7.5%
Average allocated tangible equity (£bn)	3.3	3.1
Cost: income ratio	46%	52%
Loan loss rate (bps)	610	515
Net interest margin	11.12%	10.97%

	As at 31.03.24	As at 31.12.23	As at 31.03.23
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	23.6	24.2	22.5
Deposits at amortised cost	20.3	19.7	18.1
Risk weighted assets	23.9	24.8	22.5
Period end allocated tangible equity	3.3	3.4	3.1

USCB delivered a RoTE of 5.3%, with growth in cards balances, and sold c.£0.9bn ($1.1bn) of the outstanding credit card receivables to Blackstone, which reduced our capital requirements.

Income statement - Q124 compared to Q123

● Profit before tax was £59m (Q123: £78m) with a RoTE of 5.3% (Q123: 7.5%)
● Total income increased 4% to £859m. NII increased of 9% to £688m reflecting higher cards balances. Net fee, commission and other income decreased 11% to £171m as increased profit drove a higher partner profit share
● Total operating expenses decreased 9% to £390m, driven by efficiency savings and lower marketing costs
● Credit impairment charges increased to £410m (Q123: £321m), driven by the anticipated higher delinquencies, which led to higher coverage ratios. 30 and 90 day arrears were 3.1% (Q123: 2.3%) and 1.7% (Q123: 1.2%) respectively. The US cards total coverage ratio was 11.0% (December 2023: 10.2%)

Balance sheet - 31 March 2024 compared to 31 December 2023

● RWAs decreased to £23.9bn (December 2023: £24.8bn), reflecting the Blackstone sale and the seasonal decline in receivables

Head Office	Three months ended
	31.03.24	31.03.23
Income statement information	£m	£m	% Change
Net interest income	186	150	24
Net fee, commission and other income	8	8	—
Total income	194	159	22
Operating costs	(211)	(206)	(2)
UK regulatory levies	—	—	#DIV/0!
Litigation and conduct	(44)	(1)
Total operating expenses	(255)	(205)	(24)
Other net income/(expenses)	12	(5)
Loss before impairment	(49)	(51)	4
Credit impairment charges	(40)	(38)	(5)
Loss before tax	(89)	(89)	—
Attributable loss	(59)	(86)	31

Performance measures
Average allocated tangible equity (£bn)	2.8	1.2

	As at 31.03.24	As at 31.12.23	As at 31.03.23
Balance sheet information	£bn	£bn	£bn
Risk weighted assets	20.2	19.0	15.6
Period end allocated tangible equity	3.0	3.6	1.1

Income statement - Q124 compared to Q123

● Loss before tax was £89m (Q123: £89m)
● Total income increased to £194m (Q123: £159m) driven by a gain on disposal of a legacy investment and increased German cards income, partially offset by lower Payments income, hedge accounting and treasury items
● Total operating expenses increased to £255m (Q123: £205m) driven by higher litigation and conduct charges
● Credit impairment charges were £40m (Q123: £38m), reflecting stable credit performance

Balance sheet - 31 March 2024 compared to 31 December 2023

● RWAs increased to £20.2bn (December 2023: £19.0bn)

Quarterly Results Summary

Barclays Group
	Q124	Q423	Q323	Q223	Q123	Q422	Q322	Q222
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,072	3,139	3,247	3,270	3,053	2,741	3,068	2,422
Net fee, commission and other income	3,881	2,459	3,011	3,015	4,184	3,060	2,883	4,286
Total income	6,953	5,598	6,258	6,285	7,237	5,801	5,951	6,708
Operating costs	(3,998)	(4,735)	(3,949)	(3,919)	(4,111)	(3,748)	(3,939)	(3,682)
UK regulatory levies	(120)	(180)	—	—	—	(176)	—	—
Litigation and conduct	(57)	(5)	—	(33)	1	(79)	339	(1,334)
Total operating expenses	(4,175)	(4,920)	(3,949)	(3,952)	(4,110)	(4,003)	(3,600)	(5,016)
Other net income/(expenses)	12	(16)	9	3	(5)	10	(1)	7
Profit before impairment	2,790	662	2,318	2,336	3,122	1,808	2,350	1,699
Credit impairment charges	(513)	(552)	(433)	(372)	(524)	(498)	(381)	(200)
Profit before tax	2,277	110	1,885	1,964	2,598	1,310	1,969	1,499
Tax (charges)/credit	(465)	23	(343)	(353)	(561)	33	(249)	(209)
Profit after tax	1,812	133	1,542	1,611	2,037	1,343	1,720	1,290
Non-controlling interests	(3)	(25)	(9)	(22)	(8)	(22)	(2)	(20)
Other equity instrument holders	(259)	(219)	(259)	(261)	(246)	(285)	(206)	(199)
Attributable profit/(loss)	1,550	(111)	1,274	1,328	1,783	1,036	1,512	1,071

Performance measures
Return on average tangible shareholders' equity	12.3%	(0.9)%	11.0%	11.4%	15.0%	8.9%	12.5%	8.7%
Average tangible shareholders' equity (£bn)	50.5	48.9	46.5	46.7	47.6	46.7	48.6	49.0
Cost: income ratio	60%	88%	63%	63%	57%	69%	60%	75%
Loan loss rate (bps)	51	54	42	37	52	49	36	20
Basic earnings per ordinary share	10.3p	(0.7)p	8.3p	8.6p	11.3p	6.5p	9.4p	6.4p
Basic weighted average number of shares (m)	14,983	15,092	15,405	15,523	15,770	15,828	16,148	16,684
Period end number of shares (m)	15,091	15,155	15,239	15,556	15,701	15,871	15,888	16,531
Period end tangible shareholders' equity (£bn)	50.6	50.2	48.2	45.3	47.3	46.8	45.4	49.0

Balance sheet and capital management1	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	332.1	333.3	339.6	337.4	343.6	343.3	346.3	337.2
Loans and advances to banks at amortised cost	8.5	9.5	11.5	10.9	11.0	10.0	12.5	12.5
Debt securities at amortised cost	57.4	56.7	54.3	53.1	48.9	45.5	54.8	46.1
Loans and advances at amortised cost	397.9	399.5	405.4	401.4	403.5	398.8	413.7	395.8
Loans and advances at amortised cost impairment coverage ratio	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%
Total assets	1,577.1	1,477.5	1,591.7	1,549.7	1,539.1	1,513.7	1,726.9	1,589.2
Deposits at amortised cost	552.3	538.8	561.3	554.7	555.7	545.8	574.4	568.7
Tangible net asset value per share	335p	331p	316p	291p	301p	295p	286p	297p
Common equity tier 1 ratio	13.5%	13.8%	14.0%	13.8%	13.6%	13.9%	13.8%	13.6%
Common equity tier 1 capital	47.1	47.3	48.0	46.6	46.0	46.9	48.6	46.7
Risk weighted assets	349.6	342.7	341.9	336.9	338.4	336.5	350.8	344.5
UK leverage ratio	4.9%	5.2%	5.0%	5.1%	5.1%	5.3%	5.0%	5.1%
UK leverage exposure	1,226.5	1,168.3	1,202.4	1,183.7	1,168.9	1,130.0	1,232.1	1,151.2

Funding and liquidity
Group liquidity pool (£bn)	323.5	298.1	335.0	330.7	333.0	318.0	325.8	342.5
Liquidity coverage ratio2	163%	161%	159%	157%	157%	156%	156%	157%
Net stable funding ratio3	136%	138%	138%	139%	139%	137%
Loan: deposit ratio	72%	74%	72%	72%	73%	73%	72%	70%

1	Refer to pages 31 to 35 for further information on how capital, RWAs and leverage are calculated.
2	The Liquidity Coverage Ratio is based on the average of the last 12 spot month end ratios. Prior period LCR comparatives have been updated for consistency.
3	Represents average of the last four spot quarter end positions.

Quarterly Results by Business

Barclays UK
	Q124	Q423	Q323	Q223	Q123	Q422	Q322	Q222
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,549	1,575	1,578	1,660	1,618	1,600	1,561	1,393
Net fee, commission and other income	277	217	295	301	343	370	355	331
Total income	1,826	1,792	1,873	1,961	1,961	1,970	1,916	1,724
Operating costs	(1,007)	(1,153)	(1,058)	(1,090)	(1,092)	(1,108)	(1,069)	(1,085)
UK regulatory levies	(54)	(30)	—	—	—	(26)	—	—
Litigation and conduct	(2)	(4)	9	5	(2)	(13)	(3)	(16)
Total operating expenses	(1,063)	(1,187)	(1,049)	(1,085)	(1,094)	(1,147)	(1,072)	(1,101)
Other net income/(expenses)	—	—	—	—	—	1	(1)	—
Profit before impairment	763	605	824	876	867	824	843	623
Credit impairment charges	(58)	(37)	(59)	(95)	(113)	(157)	(81)	—
Profit before tax	705	568	765	781	754	667	762	623
Attributable profit	479	382	531	534	515	474	549	458

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	200.8	202.8	204.9	206.8	208.2	205.1	205.1	205.9
Customer deposits at amortised cost	237.2	241.1	243.2	249.8	254.3	258.0	261.0	261.5
Loan: deposit ratio	92%	92%	92%	90%	90%	87%	86%	85%
Risk weighted assets	76.5	73.5	73.2	73.0	74.6	73.1	73.2	72.2
Period end allocated tangible equity	10.7	10.2	10.1	10.1	10.3	10.1	10.1	9.9

Performance measures
Return on average allocated tangible equity	18.5%	14.9%	21.0%	20.9%	20.0%	18.7%	22.1%	18.4%
Average allocated tangible equity (£bn)	10.4	10.2	10.1	10.2	10.3	10.2	9.9	10.0
Cost: income ratio	58%	66%	56%	55%	56%	58%	56%	64%
Loan loss rate (bps)	11	7	10	17	20	27	14	—
Net interest margin	3.09%	3.07%	3.04%	3.22%	3.18%	3.10%	3.01%	2.71%

Analysis of Barclays UK	Q124	Q423	Q323	Q223	Q123	Q422	Q322	Q222
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	1,128	1,067	1,165	1,244	1,253	1,229	1,212	1,077
Barclaycard Consumer UK	229	242	238	237	247	269	283	265
Business Banking	469	483	470	480	461	472	421	382
Total income	1,826	1,792	1,873	1,961	1,961	1,970	1,916	1,724

Analysis of credit impairment charges
Personal Banking	(14)	35	(85)	(92)	(28)	(120)	(26)	(42)
Barclaycard Consumer UK	(38)	(73)	29	(35)	(83)	(12)	2	84
Business Banking	(6)	1	(3)	32	(2)	(25)	(57)	(42)
Total credit impairment charges	(58)	(37)	(59)	(95)	(113)	(157)	(81)	—

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	169.0	170.1	172.3	173.3	173.6	169.7	168.7	167.1
Barclaycard Consumer UK	9.8	9.7	9.6	9.3	9.0	9.2	9.0	8.8
Business Banking	22.0	23.0	23.0	24.2	25.6	26.2	27.4	30.0
Total loans and advances to customers at amortised cost	200.8	202.8	204.9	206.8	208.2	205.1	205.1	205.9

Analysis of customer deposits at amortised cost
Personal Banking	183.4	185.4	186.1	191.1	194.3	195.6	197.3	197.0
Barclaycard Consumer UK	—	—	—	—	—	—	—	—
Business Banking	53.8	55.7	57.1	58.7	60.0	62.4	63.7	64.5
Total customer deposits at amortised cost	237.2	241.1	243.2	249.8	254.3	258.0	261.0	261.5

Barclays UK Corporate Bank
	Q124	Q423	Q323	Q223	Q123	Q422	Q322	Q222
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	277	247	304	299	310	324	309	266
Net fee, commission, trading and other income	157	148	136	173	153	153	124	139
Total income	434	395	440	472	463	477	433	405
Operating costs	(221)	(258)	(224)	(213)	(210)	(213)	(209)	(198)
UK regulatory levies	(30)	(8)	—	—	—	(7)	—	—
Litigation and conduct	—	(1)	2	—	—	—	—	—
Total operating expenses	(251)	(267)	(222)	(213)	(210)	(220)	(209)	(198)
Other net (expenses)/income	—	(5)	—	1	1	1	—	—
Profit before impairment	183	123	218	260	254	258	224	207
Credit impairment (charges)/releases	(15)	(18)	(15)	84	(24)	(52)	32	29
Profit before tax	168	105	203	344	230	206	256	236
Attributable profit	113	59	129	239	157	131	172	166

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	25.7	26.4	26.9	26.9	27.2	26.9	27.2	27.1
Deposits at amortised cost	81.7	84.9	82.7	82.6	83.6	84.4	86.1	87.1
Risk weighted assets	21.4	20.9	19.5	20.6	20.2	21.1	20.4	21.0
Period end allocated tangible equity	3.0	3.0	2.8	2.9	2.9	3.0	2.9	3.0

Performance measures
Return on average allocated tangible equity	15.2%	8.4%	18.3%	32.9%	21.7%	17.8%	23.4%	22.3%
Average allocated tangible equity (£bn)	3.0	2.8	2.8	2.9	2.9	2.9	2.9	3.0
Cost: income ratio	58%	68%	50%	45%	45%	46%	48%	49%
Loan loss rate (bps)	23	27	21	(123)	36	74	(45)	(42)

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Corporate lending	72	64	69	68	61	66	56	63
Transaction banking	362	331	371	404	402	411	377	342
Total income	434	395	440	472	463	477	433	405

Barclays Private Bank and Wealth Management
	Q124	Q423	Q323	Q223	Q123	Q422	Q322	Q222
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	175	182	219	186	181	205	197	167
Net fee, commission and other income	137	131	118	113	78	81	72	78
Total income	312	313	337	299	259	286	269	245
Operating costs	(214)	(255)	(214)	(182)	(144)	(153)	(135)	(138)
UK regulatory levies	(3)	(4)	—	—	—	(4)	—	—
Litigation and conduct	—	2	—	—	—	—	—	—
Total operating expenses	(217)	(257)	(214)	(182)	(144)	(157)	(135)	(138)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	95	56	123	117	115	129	134	107
Credit impairment releases/(charges)	—	4	2	(7)	(3)	(10)	—	3
Profit before tax	95	60	125	110	112	119	134	110
Attributable profit	74	47	102	91	90	92	108	85

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	13.7	13.6	13.4	13.8	14.3	14.4	14.6	14.3
Deposits at amortised cost	61.9	60.3	59.7	59.2	60.8	62.3	62.9	59.1
Risk weighted assets	7.2	7.2	7.2	7.2	7.5	7.8	7.9	7.4
Period end allocated tangible equity	1.0	1.0	1.0	1.0	1.0	1.1	1.1	1.0
Client assets and liabilities	189.1	182.9	178.7	174.1	141.5	139.4	138.4	131.2

Performance measures
Return on average allocated tangible equity	28.7%	19.1%	41.2%	35.9%	34.5%	34.9%	41.7%	33.5%
Average allocated tangible equity (£bn)	1.0	1.0	1.0	1.0	1.0	1.1	1.0	1.0
Cost: income ratio	70%	82%	63%	61%	56%	55%	50%	56%
Loan loss rate (bps)	—	(10)	(7)	20	7	26	1	(7)

Barclays Investment Bank
	Q124	Q423	Q323	Q223	Q123	Q422	Q322	Q222
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	197	282	397	555	159	228	304	147
Net trading income	1,982	757	1,497	1,351	2,435	1,197	1,346	2,734
Net fee, commission and other income	1,149	998	792	837	975	731	794	801
Total income	3,328	2,037	2,686	2,743	3,569	2,156	2,444	3,682
Operating costs	(1,957)	(1,934)	(1,840)	(1,813)	(2,032)	(1,619)	(1,869)	(1,704)
UK regulatory levies	(33)	(123)	—	—	—	(119)	—	—
Litigation and conduct	(9)	(2)	6	(1)	2	(55)	498	(1,314)
Total operating expenses	(1,999)	(2,059)	(1,834)	(1,814)	(2,030)	(1,793)	(1,371)	(3,018)
Other net (expenses)/income	—	(1)	2	—	(1)	1	1	(1)
Profit/(loss) before impairment	1,329	(23)	854	929	1,538	364	1,074	663
Credit impairment releases/(charges)	10	(23)	23	(77)	(25)	(22)	(93)	(106)
Profit/(loss) before tax	1,339	(46)	877	852	1,513	342	981	557
Attributable profit/(loss)	899	(149)	580	562	1,048	313	847	418

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	64.6	62.7	62.3	59.1	63.1	64.6	67.5	60.5
Loans and advances to banks at amortised cost	7.6	7.3	9.5	9.0	9.1	8.1	10.1	10.0
Debt securities at amortised cost	40.4	38.9	36.3	35.1	30.7	27.2	36.2	29.3
Loans and advances at amortised cost	112.6	108.9	108.1	103.2	102.9	99.9	113.8	99.8
Trading portfolio assets	195.3	174.5	155.3	165.0	137.6	133.7	126.1	126.7
Derivative financial instrument assets	248.9	255.1	280.4	264.8	256.5	301.6	415.5	343.4
Financial assets at fair value through the income statement	225.1	202.5	237.2	231.1	243.8	209.4	243.6	208.0
Cash collateral and settlement balances	129.8	102.3	134.6	122.1	124.3	106.2	162.2	127.1
Deposits at amortised cost	151.1	132.7	154.2	142.9	137.3	121.5	143.4	142.5
Derivative financial instrument liabilities	241.5	249.7	268.3	254.5	246.7	288.9	394.2	321.2
Risk weighted assets	200.4	197.3	201.1	197.2	198.0	195.9	211.4	207.7
Period end allocated tangible equity	29.6	29.0	29.0	28.7	28.9	28.6	30.8	30.3

Performance measures
Return on average allocated tangible equity	12.0%	(2.1)%	8.0%	7.7%	14.4%	4.0%	10.9%	5.6%
Average allocated tangible equity (£bn)	30.0	28.9	28.8	29.0	29.1	30.9	31.2	29.9
Cost: income ratio	60%	101%	68%	66%	57%	83%	56%	82%
Loan loss rate (bps)	(4)	8	(8)	30	10	9	32	42

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
FICC	1,404	724	1,147	1,186	1,788	976	1,546	1,529
Equities	883	431	675	563	704	440	246	1,411
Global Markets	2,287	1,155	1,822	1,749	2,492	1,416	1,792	2,940
Advisory	148	171	80	130	212	197	150	236
Equity capital markets	68	38	62	69	50	40	42	37
Debt capital markets	401	301	233	273	341	243	341	281
Fees	617	510	375	472	603	480	533	554
Corporate lending	42	(23)	103	100	33	(194)	(237)	(110)
Transaction banking	382	395	386	422	441	454	356	298
International Corporate Banking	424	372	489	522	474	260	119	188
Investment Banking	1,041	882	864	994	1,077	740	652	742
Total income	3,328	2,037	2,686	2,743	3,569	2,156	2,444	3,682

Barclays US Consumer Bank
	Q124	Q423	Q323	Q223	Q123	Q422	Q322	Q222
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	688	686	662	622	634	639	616	389
Net fee, commission, trading and other income	171	180	147	145	192	149	137	240
Total income	859	866	809	767	826	788	753	629
Operating costs	(387)	(418)	(404)	(401)	(427)	(425)	(429)	(365)
UK regulatory levies	—	—	—	—	—	—	—	—
Litigation and conduct	(3)	(2)	—	(4)	—	(3)	—	—
Total operating expenses	(390)	(420)	(404)	(405)	(427)	(428)	(429)	(365)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	469	446	405	362	399	360	324	264
Credit impairment charges	(410)	(449)	(404)	(264)	(321)	(224)	(172)	(108)
Profit/(loss) before tax	59	(3)	1	98	78	136	152	156
Attributable profit/(loss)	44	(3)	3	72	59	101	107	118

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	23.6	24.2	24.3	22.9	22.5	23.6	23.6	21.0
Deposits at amortised cost	20.3	19.7	19.3	17.9	18.1	18.3	19.8	17.8
Risk weighted assets	23.9	24.8	24.1	22.5	22.5	23.9	23.6	21.7
Period end allocated tangible equity	3.3	3.4	3.3	3.1	3.1	3.3	3.2	3.0

Performance measures
Return on average allocated tangible equity	5.3%	(0.3)%	0.4%	9.3%	7.5%	12.6%	13.9%	18.2%
Average allocated tangible equity (£bn)	3.3	3.3	3.1	3.1	3.1	3.2	3.1	2.6
Cost: income ratio	46%	48%	50%	53%	52%	54%	57%	58%
Loan loss rate (bps)	610	636	582	411	515	337	257	179
Net interest margin	11.12%	10.88%	10.88%	10.66%	10.97%	10.64%	10.81%	8.37%

Head Office
	Q124	Q423	Q323	Q223	Q123	Q422	Q322	Q222
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	186	168	87	(52)	150	(253)	80	61
Net fee, commission and other income	8	27	26	96	8	378	55	(38)
Total income	194	195	113	43	159	124	136	23
Operating costs	(211)	(717)	(209)	(220)	(206)	(230)	(228)	(192)
UK regulatory levies	—	(14)	—	—	—	(20)	—	—
Litigation and conduct	(44)	1	(16)	(32)	(1)	(9)	(155)	(4)
Total operating expenses	(255)	(730)	(226)	(253)	(205)	(258)	(384)	(196)
Other net income/(expenses)	12	(10)	7	2	(5)	7	(1)	8
Loss before impairment	(49)	(545)	(106)	(208)	(51)	(127)	(249)	(165)
Credit impairment (charges)/releases	(40)	(29)	20	(13)	(38)	(33)	(67)	(18)
Loss before tax	(89)	(574)	(86)	(221)	(89)	(160)	(316)	(183)
Attributable loss	(59)	(447)	(71)	(170)	(86)	(75)	(271)	(174)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Risk weighted assets	20.2	19.0	16.8	16.4	15.6	14.7	14.3	14.5
Period end allocated tangible equity	3.0	3.6	2.0	(0.5)	1.1	0.7	(2.6)	1.9

Performance measures
Average allocated tangible equity (£bn)	2.8	2.7	0.7	0.5	1.2	(1.6)	0.5	2.5

Performance Management

Margins and balances
	Three months ended 31.03.24			Three months ended 31.03.23
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	1,549	201,669	3.09	1,618	206,241	3.18
Barclays UK Corporate Bank	277	22,257	5.00	310	23,151	5.42
Barclays Private Bank and Wealth Management	175	13,593	5.17	181	14,445	5.08
Barclays US Consumer Bank	688	24,880	11.12	634	23,451	10.97
Group excluding IB and Head Office	2,689	262,399	4.12	2,743	267,288	4.16
Barclays Investment Bank	197			159
Head Office	186			150
Total Barclays Group net interest income	3,072			3,053

The Group excluding IB and Head Office NIM has decreased 4bps from 4.16% in Q123 to 4.12% in Q124, driven by adverse product dynamics in Barclays UK deposits and mortgages, partially offset by continued structural hedge income momentum across the Group.

The Group’s combined product and equity structural hedge notional amount at 31 March 2024 was £243bn (31 December 2023: £246bn), with an average duration of close to 2.5 years. Gross structural hedge contributions of £1,066m (Q123: £773m) and net structural hedge contributions of £(2,097)m (Q123: £(1,709)m) are included in Group net interest income. Gross structural hedge contributions represent the absolute level of interest earned from the fixed receipts on swaps in the structural hedge, while the net structural hedge contributions represent the net interest earned on the difference between the structural hedge rate and prevailing floating rates.

Quarterly analysis
	Q124	Q423	Q323	Q223	Q123
Net interest income	£m	£m	£m	£m	£m
Barclays UK	1,549	1,575	1,578	1,660	1,618
Barclays UK Corporate Bank	277	247	304	299	310
Barclays Private Bank and Wealth Management	175	182	219	186	181
Barclays US Consumer Bank	688	686	662	622	634
Group excluding IB and Head Office	2,689	2,690	2,763	2,767	2,743

Average customer assets	£m	£m	£m	£m	£m
Barclays UK	201,669	203,646	205,693	207,073	206,241
Barclays UK Corporate Bank	22,257	23,354	23,225	23,094	23,151
Barclays Private Bank and Wealth Management	13,593	13,525	13,594	14,173	14,445
Barclays US Consumer Bank	24,880	25,012	24,128	23,404	23,451
Group excluding IB and Head Office	262,399	265,537	266,640	267,744	267,288

Net interest margin	%	%	%	%	%
Barclays UK	3.09	3.07	3.04	3.22	3.18
Barclays UK Corporate Bank	5.00	4.19	5.19	5.19	5.42
Barclays Private Bank and Wealth Management	5.17	5.33	6.40	5.26	5.08
Barclays US Consumer Bank	11.12	10.88	10.88	10.66	10.97
Group excluding IB and Head Office	4.12	4.02	4.11	4.15	4.16

Credit Risk

Loans and advances at amortised cost by geography

Total loans and advances at amortised cost in the credit risk performance section includes loans and advances at amortised cost to banks and loans and advances at amortised cost to customers.

The table below presents a product and geographical breakdown by stages of loans and advances at amortised cost. Also included are stage allocation of debt securities and off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage ratio as at 31 March 2024.

Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to gross loans and advances to the extent allowance does not exceed the drawn exposure and any excess is reported on the liabilities side of the balance sheet as a provision. For corporate portfolios, impairment allowance on undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.03.24	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	144,156	20,168	1,702	166,026	41	79	94	214
Retail credit cards	8,214	2,083	200	10,497	115	475	97	687
Retail other	6,959	1,229	196	8,384	56	116	144	316
Corporate loans1	52,204	8,264	1,618	62,086	179	214	336	729
Total UK	211,533	31,744	3,716	246,993	391	884	671	1,946
Retail mortgages	4,086	366	652	5,104	7	31	314	352
Retail credit cards	21,131	3,385	1,708	26,224	395	1,109	1,374	2,878
Retail other	1,560	79	202	1,841	3	1	27	31
Corporate loans	61,022	4,128	957	66,107	93	175	271	539
Total Rest of the World	87,799	7,958	3,519	99,276	498	1,316	1,986	3,800
Total loans and advances at amortised cost	299,332	39,702	7,235	346,269	889	2,200	2,657	5,746
Debt securities at amortised cost	53,478	3,941	—	57,419	10	10	—	20
Total loans and advances at amortised cost including debt securities	352,810	43,643	7,235	403,688	899	2,210	2,657	5,766
Off-balance sheet loan commitments and financial guarantee contracts2	386,834	21,184	1,025	409,043	196	289	23	508
Total3,4	739,644	64,827	8,260	812,731	1,095	2,499	2,680	6,274

	Net exposure				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.03.24	£m	£m	£m	£m	%	%	%	%
Retail mortgages	144,115	20,089	1,608	165,812	—	0.4	5.5	0.1
Retail credit cards	8,099	1,608	103	9,810	1.4	22.8	48.5	6.5
Retail other	6,903	1,113	52	8,068	0.8	9.4	73.5	3.8
Corporate loans1	52,025	8,050	1,282	61,357	0.3	2.6	20.8	1.2
Total UK	211,142	30,860	3,045	245,047	0.2	2.8	18.1	0.8
Retail mortgages	4,079	335	338	4,752	0.2	8.5	48.2	6.9
Retail credit cards	20,736	2,276	334	23,346	1.9	32.8	80.4	11.0
Retail other	1,557	78	175	1,810	0.2	1.3	13.4	1.7
Corporate loans	60,929	3,953	686	65,568	0.2	4.2	28.3	0.8
Total Rest of the World	87,301	6,642	1,533	95,476	0.6	16.5	56.4	3.8
Total loans and advances at amortised cost	298,443	37,502	4,578	340,523	0.3	5.5	36.7	1.7
Debt securities at amortised cost	53,468	3,931	—	57,399	—	0.3	—	—
Total loans and advances at amortised cost including debt securities	351,911	41,433	4,578	397,922	0.3	5.1	36.7	1.4
Off-balance sheet loan commitments and financial guarantee contracts2	386,638	20,895	1,002	408,535	0.1	1.4	2.2	0.1
Total3,4	738,549	62,328	5,580	806,457	0.1	3.9	32.4	0.8

1
Includes Business Banking, which has a gross exposure of £14.6bn and an impairment allowance of £411m. This comprises £91m impairment allowance on £9.7bn Stage 1 exposure, £76m on £3.7bn Stage 2 exposure and £244m on £1.3bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.7%.

2	Excludes loan commitments and financial guarantees of £15.4bn carried at fair value and includes exposures relating to financial assets classified as assets held for sale.
3
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £220.1bn and impairment allowance of £150m. This comprises £17m impairment allowance on £219.5bn Stage 1 exposure, £2m on £0.4bn Stage 2 exposure and £131m on £141m Stage 3 exposure.

4	The annualised loan loss rate is 51bps after applying the total impairment charge of £513m.

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.23	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	146,001	19,123	1,812	166,936	43	77	112	232
Retail credit cards	8,094	2,128	198	10,420	111	492	107	710
Retail other	6,832	1,252	264	8,348	56	117	144	317
Corporate loans1	54,257	8,673	1,692	64,622	191	214	346	751
Total UK	215,184	31,176	3,966	250,326	401	900	709	2,010
Retail mortgages	4,201	346	612	5,159	7	28	316	351
Retail credit cards	22,315	3,450	1,522	27,287	412	1,138	1,226	2,776
Retail other	1,637	91	229	1,957	3	1	32	36
Corporate loans	58,248	4,629	862	63,739	96	200	252	548
Total Rest of the World	86,401	8,516	3,225	98,142	518	1,367	1,826	3,711
Total loans and advances at amortised cost	301,585	39,692	7,191	348,468	919	2,267	2,535	5,721
Debt securities	52,869	3,907	—	56,776	11	16	—	27
Total loans and advances at amortised cost including debt securities	354,454	43,599	7,191	405,244	930	2,283	2,535	5,748
Off-balance sheet loan commitments and financial guarantee contracts2	374,063	24,208	1,037	399,308	173	287	44	504
Total3,4	728,517	67,807	8,228	804,552	1,103	2,570	2,579	6,252

	Net exposure				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.23	£m	£m	£m	£m	%	%	%	%
Retail mortgages	145,958	19,046	1,700	166,704	—	0.4	6.2	0.1
Retail credit cards	7,983	1,636	91	9,710	1.4	23.1	54.0	6.8
Retail other	6,776	1,135	120	8,031	0.8	9.3	54.5	3.8
Corporate loans1	54,066	8,459	1,346	63,871	0.4	2.5	20.4	1.2
Total UK	214,783	30,276	3,257	248,316	0.2	2.9	17.9	0.8
Retail mortgages	4,194	318	296	4,808	0.2	8.1	51.6	6.8
Retail credit cards	21,903	2,312	296	24,511	1.8	33.0	80.6	10.2
Retail other	1,634	90	197	1,921	0.2	1.1	14.0	1.8
Corporate loans	58,152	4,429	610	63,191	0.2	4.3	29.2	0.9
Total Rest of the World	85,883	7,149	1,399	94,431	0.6	16.1	56.6	3.8
Total loans and advances at amortised cost	300,666	37,425	4,656	342,747	0.3	5.7	35.3	1.6
Debt securities	52,858	3,891	—	56,749	—	0.4	—	—
Total loans and advances at amortised cost including debt securities	353,524	41,316	4,656	399,496	0.3	5.2	35.3	1.4
Off-balance sheet loan commitments and financial guarantee contracts2	373,890	23,921	993	398,804	—	1.2	4.2	0.1
Total3,4	727,414	65,237	5,649	798,300	0.2	3.8	31.3	0.8

1
Includes Business Banking, which has a gross exposure of £15.2bn and an impairment allowance of £431m. This comprises £99m impairment allowance on £9.8bn Stage 1 exposure, £81m on £4.1bn Stage 2 exposure and £251m on £1.3bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.6%.

2	Excludes loan commitments and financial guarantees of £16.5bn carried at fair value and includes exposures relating to financial assets classified as assets held for sale.
3
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £183.6bn and impairment allowance of £151m. This comprises £16m impairment allowance on £182.8bn Stage 1 exposure, £2m on £0.6bn Stage 2 exposure and £133m on £140m Stage 3 exposure.

4	The annualised loan loss rate is 46bps after applying the total impairment charge of £1,881m.

Assets held for sale

During 2023, gross loans and advances and related impairment allowances for the German consumer finance business portfolio were reclassified from loans and advances to customers to assets held for sale in the balance sheet.

Loans and advances to customers classified as assets held for sale
	Stage 1			Stage 2			Stage 3			Total
	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage
As at 31.03.24	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
Retail credit cards	1,555	14	0.9	504	45	8.9	94	70	74.5	2,153	129	6.0
Retail other	1,432	20	1.4	285	36	12.6	82	58	70.7	1,799	114	6.3
Total Rest of the World	2,987	34	1.1	789	81	10.3	176	128	72.7	3,952	243	6.1

As at 31.12.23
Retail credit cards	1,621	15	0.9	445	41	9.2	92	68	73.9	2,158	124	5.7
Retail other	1,561	20	1.3	288	32	11.1	84	60	71.4	1,933	112	5.8
Total Rest of the World	3,182	35	1.1	733	73	10.0	176	128	72.7	4,091	236	5.8

Loans and advances at amortised cost by product

The table below presents a product breakdown by stages of loans and advances at amortised cost. Also included is a breakdown of Stage 2 past due balances.

		Stage 2
As at 31.03.24	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	148,242	17,741	1,992	801	20,534	2,354	171,130
Retail credit cards	29,345	4,759	394	315	5,468	1,908	36,721
Retail other	8,519	1,063	153	92	1,308	398	10,225
Corporate loans	113,226	12,095	149	148	12,392	2,575	128,193
Total	299,332	35,658	2,688	1,356	39,702	7,235	346,269

Impairment allowance
Retail mortgages	48	75	17	18	110	408	566
Retail credit cards	510	1,224	164	196	1,584	1,471	3,565
Retail other	59	81	18	18	117	171	347
Corporate loans	272	372	8	9	389	607	1,268
Total	889	1,752	207	241	2,200	2,657	5,746

Net exposure
Retail mortgages	148,194	17,666	1,975	783	20,424	1,946	170,564
Retail credit cards	28,835	3,535	230	119	3,884	437	33,156
Retail other	8,460	982	135	74	1,191	227	9,878
Corporate loans	112,954	11,723	141	139	12,003	1,968	126,925
Total	298,443	33,906	2,481	1,115	37,502	4,578	340,523

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	—	0.4	0.9	2.2	0.5	17.3	0.3
Retail credit cards	1.7	25.7	41.6	62.2	29.0	77.1	9.7
Retail other	0.7	7.6	11.8	19.6	8.9	43.0	3.4
Corporate loans	0.2	3.1	5.4	6.1	3.1	23.6	1.0
Total	0.3	4.9	7.7	17.8	5.5	36.7	1.7

As at 31.12.23
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	150,202	16,834	1,971	664	19,469	2,424	172,095
Retail credit cards	30,409	4,858	392	328	5,578	1,720	37,707
Retail other	8,469	1,094	126	123	1,343	493	10,305
Corporate loans	112,505	12,960	179	163	13,302	2,554	128,361
Total	301,585	35,746	2,668	1,278	39,692	7,191	348,468

Impairment allowance
Retail mortgages	50	73	20	12	105	428	583
Retail credit cards	523	1,257	166	207	1,630	1,333	3,486
Retail other	59	82	18	18	118	176	353
Corporate loans	287	399	8	7	414	598	1,299
Total	919	1,811	212	244	2,267	2,535	5,721

Net exposure
Retail mortgages	150,152	16,761	1,951	652	19,364	1,996	171,512
Retail credit cards	29,886	3,601	226	121	3,948	387	34,221
Retail other	8,410	1,012	108	105	1,225	317	9,952
Corporate loans	112,218	12,561	171	156	12,888	1,956	127,062
Total	300,666	33,935	2,456	1,034	37,425	4,656	342,747

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	—	0.4	1.0	1.8	0.5	17.7	0.3
Retail credit cards	1.7	25.9	42.3	63.1	29.2	77.5	9.2
Retail other	0.7	7.5	14.3	14.6	8.8	35.7	3.4
Corporate loans	0.3	3.1	4.5	4.3	3.1	23.4	1.0
Total	0.3	5.1	7.9	19.1	5.7	35.3	1.6

Measurement uncertainty

Scenarios used to calculate the Group’s expected credit losses charge were refreshed in Q124 with the Baseline scenario reflecting the latest consensus macroeconomic forecasts available at the time of the scenario refresh. In the Baseline scenario, GDP growth remains weak in the coming quarters and beyond as restrictive monetary policies, which impact economies with a lag, continue to restrain growth. Having peaked in 2022, consumer price inflation in the UK and the euro area eases back to around 2% in 2024. In the US, this adjustment takes a few additional quarters. The UK unemployment rate rises over 2024, and then remains in the 4.5-5.0% range. US unemployment rises to 4.2% at Q324 and then stabilises. With the significant decline in inflationary pressures, major central banks begin to cut rates in Q224. UK house prices remain weak in 2024 before stabilising and resuming the upward trend from 2025. The housing market in the US remains more resilient, with house prices continuing to grow.

In the Downside 2 scenario, inflationary pressures are assumed to intensify again, mainly driven by strong wage growth. Central banks raise rates further, with the UK bank rate and the US federal funds rate each reaching 8.5% in Q424. Major economies experience a rapid tightening of financial conditions alongside a significant increase in market volatility resulting in a sharp repricing of assets and higher credit losses. Central banks are forced to cut interest rates aggressively. Falling demand reduces UK and US GDP and headline inflation drops significantly. In the Upside 2 scenario, a rise in labour force participation and higher productivity contribute to accelerated economic growth without creating new inflationary pressures. With inflation continuing to fall, central banks lower interest rates, further stimulating aggregate demand, leading to reduced unemployment and GDP growth.

The methodology for estimating scenario probability weights involves simulating a range of future paths for UK and US GDP using historical data with the five scenarios mapped against the distribution of these future paths. The median is centred around the Baseline with scenarios further from the Baseline attracting a lower weighting before the five weights are normalised to total 100%. The increases in the Upside scenario weightings were driven by the improvement in GDP in the Baseline scenario, bringing the Baseline scenario closer to the Upside scenarios. For further details see page 30.

The following tables show the key macroeconomic variables used in the five scenarios (5 year annual paths) and the probability weights applied to each scenario.

Macroeconomic variables used in the calculation of ECL
As at 31.03.24	2024	2025	2026	2027	2028
Baseline	%	%	%	%	%
UK GDP1	0.1	1.2	1.6	1.7	1.7
UK unemployment2	4.6	4.6	4.6	4.7	4.9
UK HPI3	(1.4)	0.8	3.4	3.7	3.7
UK bank rate	4.9	3.9	3.6	3.5	3.5
US GDP1	1.9	1.6	1.9	1.9	1.9
US unemployment4	4.1	4.2	4.2	4.2	4.2
US HPI5	3.4	3.0	3.3	3.3	3.3
US federal funds rate	5.0	3.9	3.8	3.8	3.8

Downside 2
UK GDP1	(0.9)	(3.4)	1.8	1.8	1.2
UK unemployment2	4.7	7.4	6.6	5.4	5.1
UK HPI3	(8.6)	(22.9)	9.7	13.9	7.0
UK bank rate	6.8	2.1	1.0	1.0	1.0
US GDP1	1.0	(3.0)	2.6	2.3	1.7
US unemployment4	4.6	6.9	6.1	5.2	4.9
US HPI5	(2.5)	(9.2)	4.9	7.6	4.7
US federal funds rate	6.6	2.4	1.5	1.5	1.5

Downside 1
UK GDP1	(0.4)	(1.2)	1.7	1.8	1.5
UK unemployment2	4.6	6.0	5.6	5.1	5.0
UK HPI3	(5.0)	(11.6)	6.5	8.7	5.4
UK bank rate	5.8	3.0	2.3	2.3	2.3
US GDP1	1.4	(0.7)	2.2	2.1	1.8
US unemployment4	4.4	5.5	5.2	4.7	4.6
US HPI5	0.4	(3.2)	4.1	5.4	4.0
US federal funds rate	5.8	3.2	2.6	2.6	2.6

Upside 2
UK GDP1	1.1	4.0	3.1	2.5	2.3
UK unemployment2	4.1	3.6	3.6	3.6	3.6
UK HPI3	8.0	11.0	5.8	3.4	3.0
UK bank rate	4.7	2.9	2.5	2.5	2.5
US GDP1	2.7	3.2	2.8	2.8	2.8
US unemployment4	3.7	3.6	3.5	3.5	3.5
US HPI5	6.0	3.9	4.7	4.6	4.6
US federal funds rate	4.8	3.1	2.8	2.8	2.8

Upside 1
UK GDP1	0.6	2.6	2.3	2.1	2.0
UK unemployment2	4.3	4.1	4.1	4.2	4.3
UK HPI3	3.3	5.8	4.6	3.6	3.3
UK bank rate	4.8	3.4	3.1	3.0	3.0
US GDP1	2.3	2.4	2.4	2.4	2.4
US unemployment4	3.9	3.9	3.9	3.9	3.9
US HPI5	4.7	3.4	4.0	3.9	3.9
US federal funds rate	4.9	3.5	3.3	3.3	3.3

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.

As at 31.12.23	2023	2024	2025	2026	2027
Baseline	%	%	%	%	%
UK GDP1	0.5	0.3	1.2	1.6	1.6
UK unemployment2	4.2	4.7	4.7	4.8	5.0
UK HPI3	(3.3)	(5.1)	0.7	3.1	5.3
UK bank rate	4.7	4.9	4.1	3.8	3.5
US GDP1	2.4	1.3	1.7	1.9	1.9
US unemployment4	3.7	4.3	4.3	4.3	4.3
US HPI5	5.4	3.4	3.0	3.3	3.3
US federal funds rate	5.1	5.0	3.9	3.8	3.8

Downside 2
UK GDP1	0.5	(1.5)	(2.6)	2.4	1.6
UK unemployment2	4.2	5.2	7.9	6.3	5.5
UK HPI3	(3.3)	(19.3)	(16.8)	14.5	12.4
UK bank rate	4.7	6.6	1.3	1.0	1.0
US GDP1	2.4	(0.6)	(2.0)	3.1	2.0
US unemployment4	3.7	5.2	7.2	5.9	5.2
US HPI5	5.4	(6.5)	(5.7)	7.2	6.4
US federal funds rate	5.1	6.3	1.8	1.5	1.5

Downside 1
UK GDP1	0.5	(0.6)	(0.7)	2.0	1.6
UK unemployment2	4.2	4.9	6.3	5.6	5.2
UK HPI3	(3.3)	(12.4)	(8.3)	8.7	8.8
UK bank rate	4.7	5.8	2.7	2.5	2.3
US GDP1	2.4	0.3	(0.2)	2.5	1.9
US unemployment4	3.7	4.7	5.8	5.1	4.8
US HPI5	5.4	(1.7)	(1.4)	5.2	4.8
US federal funds rate	5.1	5.7	2.9	2.8	2.8

Upside 2
UK GDP1	0.5	2.4	3.7	2.9	2.4
UK unemployment2	4.2	3.9	3.5	3.6	3.6
UK HPI3	(3.3)	7.8	7.6	4.5	5.6
UK bank rate	4.7	4.3	2.7	2.5	2.5
US GDP1	2.4	2.8	3.1	2.8	2.8
US unemployment4	3.7	3.5	3.6	3.6	3.6
US HPI5	5.4	6.1	4.3	4.5	4.6
US federal funds rate	5.1	4.3	2.9	2.8	2.8

Upside 1
UK GDP1	0.5	1.4	2.5	2.3	2.0
UK unemployment2	4.2	4.3	4.1	4.2	4.3
UK HPI3	(3.3)	1.2	4.1	3.8	5.4
UK bank rate	4.7	4.6	3.4	3.3	3.0
US GDP1	2.4	2.0	2.4	2.4	2.4
US unemployment4	3.7	3.9	3.9	4.0	4.0
US HPI5	5.4	4.7	3.7	3.9	3.9
US federal funds rate	5.1	4.7	3.5	3.3	3.3

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Scenario probability weighting	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31.03.24
Scenario probability weighting	14.6	25.5	32.6	17.6	9.7
As at 31.12.23
Scenario probability weighting	13.8	24.7	32.4	18.3	10.8

Treasury and Capital Risk

Regulatory minimum requirements

Capital

The Group’s Overall Capital Requirement for CET1 remained 12.0% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.6% Pillar 2A requirement and a 0.9% Countercyclical Capital Buffer (CCyB).

The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. The buffer rates set by other national authorities for non-UK exposures are not currently material.

The Group’s Pillar 2A requirement as per the PRA's Individual Capital Requirement is 4.6% of which at least 56.25% needs to be met with CET1 capital, equating to 2.6% of RWAs. The Pillar 2A requirement, based on a point in time assessment, has been set as a proportion of RWAs and is subject to at least annual review.

The Group’s CET1 target ratio of 13-14% takes into account headroom above requirements which includes a confidential institution-specific PRA buffer. The Group remains above its minimum capital regulatory requirements including the PRA buffer.

Leverage

The Group is subject to a UK leverage ratio requirement of 4.1%. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB) of 0.3%. The Group is also required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.

MREL

The Group is required to meet the higher of: (i) two times the sum of 8% Pillar 1 and 4.6% Pillar 2A equating to 25.2% of RWAs; and (ii) 6.75% of leverage exposures. In addition, the higher of regulatory capital and leverage buffers apply. CET1 capital cannot be counted towards both MREL and the buffers, meaning that the buffers, including the above mentioned confidential institution-specific PRA buffer, will effectively be applied above MREL requirements.

In the disclosures that follow, references to CRR, as amended by CRR II, mean the capital regulatory requirements, as they form part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.

Capital ratios1,2	As at 31.03.24	As at 31.12.23
CET1	13.5%	13.8%
T1	17.3%	17.7%
Total regulatory capital	19.6%	20.1%
MREL ratio as a percentage of total RWAs	33.4%	33.6%

Own funds and eligible liabilities	£m	£m
Total equity excluding non-controlling interests per the balance sheet	71,680	71,204
Less: other equity instruments (recognised as AT1 capital)	(13,241)	(13,259)
Adjustment to retained earnings for foreseeable ordinary share dividends	(1,123)	(795)
Adjustment to retained earnings for foreseeable repurchase of shares	(796)	—
Adjustment to retained earnings for foreseeable other equity coupons	(46)	(43)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,834)	(1,901)
Goodwill and intangible assets	(7,807)	(7,790)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,558)	(1,630)
Fair value reserves related to gains or losses on cash flow hedges	4,049	3,707
Excess of expected losses over impairment	(299)	(296)
Gains or losses on liabilities at fair value resulting from own credit	378	136
Defined benefit pension fund assets	(2,509)	(2,654)
Direct and indirect holdings by an institution of own CET1 instruments	(3)	(20)
Adjustment under IFRS 9 transitional arrangements	137	288
Other regulatory adjustments	116	357
CET1 capital	47,144	47,304

AT1 capital
Capital instruments and related share premium accounts	13,263	13,263
Other regulatory adjustments and deductions	(22)	(60)
AT1 capital	13,241	13,203

T1 capital	60,385	60,507

T2 capital
Capital instruments and related share premium accounts	7,704	7,966
Qualifying T2 capital (including minority interests) issued by subsidiaries	401	569
Other regulatory adjustments and deductions	(35)	(160)
Total regulatory capital	68,455	68,882

Less : Ineligible T2 capital (including minority interests) issued by subsidiaries	(401)	(569)
Eligible liabilities	48,770	46,995

Total own funds and eligible liabilities3	116,824	115,308

Total RWAs	349,635	342,717

1
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR II non-compliant capital instruments.

2
The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 13.4%, with £47.0bn of CET1 capital and £349.6bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II.

3
As at 31 March 2024, the Group's MREL requirement, excluding the PRA buffer, was to hold £105.2bn of own funds and eligible liabilities equating to 30.1% of RWAs. The Group remains above its MREL regulatory requirement including the PRA buffer.

Movement in CET1 capital	Three months ended 31.03.24
£m
Opening CET1 capital	47,304

Profit for the period attributable to equity holders	1,809
Own credit relating to derivative liabilities	19
Ordinary share dividends paid and foreseen	(328)
Purchased and foreseeable share repurchase	(1,000)
Other equity coupons paid and foreseen	(262)
Increase in retained regulatory capital generated from earnings	238

Net impact of share schemes	(241)
Fair value through other comprehensive income reserve	(169)
Currency translation reserve	37
Other reserves	2
Decrease in other qualifying reserves	(371)

Pension remeasurements within reserves	(153)
Defined benefit pension fund asset deduction	145
Net impact of pensions	(8)

Additional value adjustments (PVA)	67
Goodwill and intangible assets	(17)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	72
Excess of expected loss over impairment	(3)
Direct and indirect holdings by an institution of own CET1 instruments	17
Adjustment under IFRS 9 transitional arrangements	(151)
Other regulatory adjustments	(4)
Decrease in regulatory capital due to adjustments and deductions	(19)

Closing CET1 capital	47,144

CET1 capital decreased £0.2bn to £47.1bn (December 2023: £47.3bn), primarily due to:

● £1.8bn of capital generated from profit partially offset by distributions of £1.6bn comprising:
– £1.0bn of share buybacks announced with FY23 results
– £0.3bn accrual towards the FY24 dividend
– £0.3bn of equity coupons paid and foreseen
● £0.4bn decrease in other qualifying reserves including a reduction in the fair value through other comprehensive reserve and vesting of shares in employee share schemes

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market Risk		Operational risk	Total RWAs
	STD	IRB	STD	IRB	Settlement Risk	CVA	STD	IMA
As at 31.03.24	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	10,220	54,103	184	—	—	109	190	—	11,715	76,521
Barclays UK Corporate Bank	3,453	13,966	105	364	—	34	2	484	3,024	21,432
Barclays Private Bank & Wealth Management	4,678	452	173	28	—	19	—	292	1,546	7,188
Barclays Investment Bank	39,230	53,204	20,182	23,437	48	2,789	13,727	23,631	24,179	200,427
Barclays US Consumer Bank	18,817	1,001	—	—	—	—	—	—	4,051	23,869
Head Office	6,409	12,535	1	18	—	4	1	187	1,043	20,198
Barclays Group	82,807	135,261	20,645	23,847	48	2,955	13,920	24,594	45,558	349,635
As at 31.12.23
Barclays UK	10,472	50,761	178	—	—	94	274	—	11,715	73,494
Barclays UK Corporate Bank	3,458	13,415	262	167	—	14	2	541	3,024	20,883
Barclays Private Bank & Wealth Management	4,611	455	182	27	—	30	1	322	1,546	7,174
Barclays Investment Bank	37,749	52,190	18,512	21,873	159	3,248	14,623	24,749	24,179	197,282
Barclays US Consumer Bank	19,824	966	—	—	—	—	—	—	4,051	24,841
Head Office	6,772	10,951	1	21	—	6	1	248	1,043	19,043
Barclays Group	82,886	128,738	19,135	22,088	159	3,392	14,901	25,860	45,558	342,717

Movement analysis of RWAs	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
Opening RWAs (as at 31.12.23)	211,624	44,774	40,761	45,558	342,717
Book size	2,968	2,567	(2,281)	—	3,254
Acquisitions and disposals	—	—	—	—	—
Book quality	(653)	(134)	—	—	(787)
Model updates	—	—	—	—	—
Methodology and policy	3,903	399	—	—	4,302
Foreign exchange movements1	226	(111)	34	—	149
Total RWA movements	6,444	2,721	(2,247)	—	6,918
Closing RWAs (as at 31.03.24)	218,068	47,495	38,514	45,558	349,635

1	Foreign exchange movements does not include the impact of foreign exchange for modelled market risk or operational risk.

Overall RWAs increased £6.9bn to £349.6bn (December 2023: £342.7bn).

Credit risk RWAs increased £6.4bn:

● A £3.0bn increase in book size primarily driven by expected seasonal activity in the Investment Bank
● A £3.9bn increase in methodology and policy primarily driven by regulatory model changes in Barclays UK

Counterparty Credit risk RWAs increased £2.7bn:

● A £2.6bn increase in book size primarily due to expected seasonal activity in Global Markets
Market risk RWAs decreased £2.2bn:
● A £2.3bn decrease in book size including a reduction of the Stressed Value at Risk (SVaR) model adjustment as a result of changes in portfolio composition

Leverage ratios1,2	As at 31.03.24	As at 31.12.23
	£m	£m
UK leverage ratio3	4.9%	5.2%
T1 capital	60,385	60,507
UK leverage exposure	1,226,450	1,168,275
Average UK leverage ratio	4.7%	4.8%
Average T1 capital	60,466	60,343
Average UK leverage exposure	1,295,509	1,266,880

1	Capital and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II.
2
Fully loaded UK leverage ratio was 4.9%, with £60.2bn of T1 capital and £1,226.3bn of leverage exposure. Fully loaded average UK leverage ratio was 4.7% with £60.3bn of T1 capital and £1,295.4bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements of the CRR as amended by CRR II.

3
Although the leverage ratio is expressed in terms of T1 capital, the leverage ratio buffers and 75% of the minimum requirement must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.4bn and against the 0.3% CCLB was £3.7bn.

The UK leverage ratio decreased to 4.9% (December 2023: 5.2%) primarily due to a £58.2bn increase in leverage exposure to £1,226.5bn, largely driven by an increase in trading securities and secured lending in Global Markets.

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
	Three months ended 31.03.24	Three months ended 31.03.23
	£m	£m
Total income	6,953	7,237
Operating expenses excluding litigation and conduct	(4,118)	(4,111)
Litigation and conduct	(57)	1
Operating expenses	(4,175)	(4,110)
Other net income/(expenses)	12	(5)
Profit before impairment	2,790	3,122
Credit impairment charges	(513)	(524)
Profit before tax	2,277	2,598
Tax charge	(465)	(561)
Profit after tax	1,812	2,037

Attributable to:
Shareholders of the parent	1,550	1,783
Other equity holders	259	246
Equity holders of the parent	1,809	2,029
Non-controlling interests	3	8
Profit after tax	1,812	2,037

Earnings per share
Basic earnings per ordinary share	10.3p	11.3p

Condensed consolidated balance sheet (unaudited)
	As at 31.03.24	As at 31.12.23
Assets	£m	£m
Cash and balances at central banks	251,267	224,634
Cash collateral and settlement balances	137,467	108,889
Debt securities at amortised cost	57,399	56,749
Loans and advances at amortised cost to banks	8,471	9,459
Loans and advances at amortised cost to customers	332,052	333,288
Reverse repurchase agreements and other similar secured lending at amortised cost	2,860	2,594
Trading portfolio assets	195,542	174,605
Financial assets at fair value through the income statement	228,724	206,651
Derivative financial instruments	250,869	256,836
Financial assets at fair value through other comprehensive income	78,180	71,836
Investments in associates and joint ventures	872	879
Goodwill and intangible assets	7,813	7,794
Current tax assets	252	121
Deferred tax assets	6,165	5,960
Other assets	19,185	17,192
Total assets	1,577,118	1,477,487

Liabilities
Deposits at amortised cost from banks	23,525	14,472
Deposits at amortised cost from customers	528,794	524,317
Cash collateral and settlement balances	132,604	94,084
Repurchase agreements and other similar secured borrowings at amortised cost	42,848	41,601
Debt securities in issue	108,247	96,825
Subordinated liabilities	10,543	10,494
Trading portfolio liabilities	69,951	58,669
Financial liabilities designated at fair value	326,195	297,539
Derivative financial instruments	241,815	250,044
Current tax liabilities	650	529
Deferred tax liabilities	22	22
Other liabilities	19,584	17,027
Total liabilities	1,504,778	1,405,623

Equity
Called up share capital and share premium	4,302	4,288
Other reserves	(733)	(77)
Retained earnings	54,870	53,734
Shareholders' equity attributable to ordinary shareholders of the parent	58,439	57,945
Other equity instruments	13,241	13,259
Total equity excluding non-controlling interests	71,680	71,204
Non-controlling interests	660	660
Total equity	72,340	71,864

Total liabilities and equity	1,577,118	1,477,487

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
Three months ended 31.03.2024	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2024	4,288	13,259	(77)	53,734	71,204	660	71,864
Profit after tax	—	259	—	1,550	1,809	3	1,812
Retirement benefit remeasurements	—	—	—	(153)	(153)	—	(153)
Other comprehensive profit after tax for the period	—	—	(696)	—	(696)	—	(696)
Total comprehensive income for the period	—	259	(696)	1,397	960	3	963
Employee share schemes and hedging thereof	40	—	—	417	457	—	457
Other equity instruments coupon paid	—	(259)	—	—	(259)	—	(259)
Vesting of employee share schemes	—	—	14	(476)	(462)	—	(462)
Dividends paid	—	—	—	—	—	(3)	(3)
Repurchase of shares	(26)	—	26	(205)	(205)	—	(205)
Other movements	—	(18)	—	3	(15)	—	(15)
Balance as at 31 March 2024	4,302	13,241	(733)	54,870	71,680	660	72,340

	As at 31.03.24	As at 31.12.23
Other Reserves	£m	£m
Currency translation reserve	3,708	3,671
Fair value through other comprehensive income reserve	(1,535)	(1,366)
Cash flow hedging reserve	(4,048)	(3,707)
Own credit reserve	(463)	(240)
Other reserves and treasury shares	1,605	1,565
Total	(733)	(77)

Appendix: Non-IFRS Performance Measures

The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements, as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.

However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Total loans and advances at amortised cost divided by total deposits at amortised cost.
Attributable profit	Profit after tax attributable to ordinary shareholders of the parent.
Period end tangible equity refers to:
Period end tangible shareholders' equity (for Barclays Group)	Shareholders' equity attributable to ordinary shareholders of the parent, adjusted for the deduction of intangible assets and goodwill.
Period end allocated tangible equity (for businesses)
Allocated tangible equity is calculated as 13.5% (2023: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.

Average tangible equity refers to:
Average tangible shareholders’ equity (for Barclays Group)
Calculated as the average of the previous month’s period end tangible shareholders' equity and the current month’s period end tangible shareholders' equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity (for businesses)
Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on tangible equity (RoTE) refers to:
Return on average tangible shareholders’ equity (for Barclays Group)	Annualised Group attributable profit, as a proportion of average tangible shareholders’ equity. The components of the calculation have been included on pages 40 to 41.
Return on average allocated tangible equity (for businesses)	Annualised business attributable profit, as a proportion of that business's average allocated tangible equity. The components of the calculation have been included on pages 40 to 42.
Operating expenses excluding litigation and conduct	A measure of total operating expenses excluding litigation and conduct charges.
Operating costs	A measure of total operating expenses excluding litigation and conduct charges and UK regulatory levies.
Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate	Quoted in basis points and represents total impairment charges divided by total gross loans and advances held at amortised cost at the balance sheet date.
Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 23.
Tangible net asset value per share
Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 43.

Profit before impairment	Calculated by excluding credit impairment charges or releases from profit before tax.
Structural cost actions	Cost actions taken to improve future financial performance.
Group net interest income excluding Barclays Investment Bank and Head Office	A measure of Barclays Group net interest income, excluding the net interest income reported in Barclays Investment Bank and Head Office.

Returns

	Three months ended 31.03.24
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	479	113	74	899	44	(59)	1,550

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	14.3	3.0	1.1	30.0	3.6	6.3	58.3
Average goodwill and intangibles	(3.9)	—	(0.1)	—	(0.3)	(3.5)	(7.8)
Average tangible equity	10.4	3.0	1.0	30.0	3.3	2.8	50.5

Return on average tangible equity	18.5%	15.2%	28.7%	12.0%	5.3%	n/m	12.3%

	Three months ended 31.03.23
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	515	157	90	1,048	59	(86)	1,783

Average equity	13.9	2.9	1.1	29.1	3.9	5.0	55.9
Average goodwill and intangibles	(3.6)	—	(0.1)	—	(0.8)	(3.8)	(8.3)
Average tangible equity	10.3	2.9	1.0	29.1	3.1	1.2	47.6

Return on average tangible equity	20.0%	21.7%	34.5%	14.4%	7.5%	n/m	15.0%

Barclays Group
Return on average tangible shareholders' equity	Q124	Q423	Q323	Q223	Q123	Q422	Q322	Q222
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,550	(111)	1,274	1,328	1,783	1,036	1,512	1,071

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	58.3	57.1	55.1	55.4	55.9	54.9	56.8	57.1
Average goodwill and intangibles	(7.8)	(8.2)	(8.6)	(8.7)	(8.3)	(8.2)	(8.2)	(8.1)
Average tangible shareholders' equity	50.5	48.9	46.5	46.7	47.6	46.7	48.6	49.0

Return on average tangible shareholders' equity	12.3%	(0.9)%	11.0%	11.4%	15.0%	8.9%	12.5%	8.7%

Barclays UK
Return on average allocated tangible equity	Q124	Q423	Q323	Q223	Q123	Q422	Q322	Q222
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	479	382	531	534	515	474	549	458

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	14.3	14.1	14.0	14.2	13.9	13.7	13.5	13.6
Average goodwill and intangibles	(3.9)	(3.9)	(3.9)	(4.0)	(3.6)	(3.5)	(3.6)	(3.6)
Average allocated tangible equity	10.4	10.2	10.1	10.2	10.3	10.2	9.9	10.0

Return on average allocated tangible equity	18.5%	14.9%	21.0%	20.9%	20.0%	18.7%	22.1%	18.4%

Barclays UK Corporate Bank
Return on average allocated tangible equity	Q124	Q423	Q323	Q223	Q123	Q422	Q322	Q222
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	113	59	129	239	157	131	172	166

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	3.0	2.8	2.8	2.9	2.9	2.9	2.9	3.0
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	3.0	2.8	2.8	2.9	2.9	2.9	2.9	3.0

Return on average allocated tangible equity	15.2%	8.4%	18.3%	32.9%	21.7%	17.8%	23.4%	22.3%

Barclays Private Bank and Wealth Management
Return on average allocated tangible equity	Q124	Q423	Q323	Q223	Q123	Q422	Q322	Q222
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	74	47	102	91	90	92	108	85

		£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	1.1	1.1	1.1	1.1	1.1	1.2	1.1	1.1
Average goodwill and intangibles	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Average allocated tangible equity	1.0	1.0	1.0	1.0	1.0	1.1	1.0	1.0

Return on average allocated tangible equity	28.7%	19.1%	41.2%	35.9%	34.5%	34.9%	41.7%	33.5%

Barclays Investment Bank
Return on average allocated tangible equity	Q124	Q423	Q323	Q223	Q123	Q422	Q322	Q222
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	899	(149)	580	562	1,048	313	847	418

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	30.0	28.9	28.8	29.0	29.1	30.9	31.2	29.9
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	30.0	28.9	28.8	29.0	29.1	30.9	31.2	29.9

Return on average allocated tangible equity	12.0%	(2.1)%	8.0%	7.7%	14.4%	4.0%	10.9%	5.6%

Barclays US Consumer Bank
Return on average allocated tangible equity	Q124	Q423	Q323	Q223	Q123	Q422	Q322	Q222
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	44	(3)	3	72	59	101	107	118

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	3.6	3.6	3.8	3.9	3.9	4.1	4.0	3.4
Average goodwill and intangibles	(0.3)	(0.3)	(0.7)	(0.8)	(0.8)	(0.9)	(0.9)	(0.8)
Average allocated tangible equity	3.3	3.3	3.1	3.1	3.1	3.2	3.1	2.6

Return on average allocated tangible equity	5.3%	(0.3)%	0.4%	9.3%	7.5%	12.6%	13.9%	18.2%

Tangible net asset value per share	As at 31.03.24	As at 31.12.23	As at 31.03.23
	£m	£m	£m
Total equity excluding non-controlling interests	71,680	71,204	69,699
Other equity instruments	(13,241)	(13,259)	(13,784)
Goodwill and intangibles	(7,813)	(7,794)	(8,664)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	50,626	50,151	47,251

	m	m	m
Shares in issue	15,091	15,155	15,701

	p	p	p
Tangible net asset value per share	335	331	301

Shareholder Information

Results timetable1			Date
2024 Interim Results Announcement			1 August 2024

				% Change3
Exchange rates2	31.03.24	31.12.23	31.03.23	31.12.23	31.03.23
Period end - USD/GBP	1.26	1.28	1.23	(2)%	2%
3 month average - USD/GBP	1.27	1.24	1.22	2%	4%
Period end - EUR/GBP	1.17	1.15	1.14	2%	3%
3 month average - EUR/GBP	1.17	1.15	1.13	2%	4%

Share price data
Barclays PLC (p)	183.20	153.78	145.80
Barclays PLC number of shares (m)4	15,091	15,155	15,701

For further information please contact

Investor relations	Media relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: +44 (0)371 384 2055 (UK and International telephone number)5.

American Depositary Receipts (ADRs)
EQ Shareowner Services
P.O. Box 64504
St. Paul, MN 55164-0504
United States of America
shareowneronline.com
Toll Free Number: +1 800-990-1135
Outside the US +1 651-453-2128

Delivery of ADR certificates and overnight mail
EQ Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4100, USA.

1	Note that this date is provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4
The number of shares of 15,091m as at 31 March 2024 is different from the 15,080m quoted in the 2 April 2024 announcement entitled "Total Voting Rights" because the share buyback transactions executed on 27 and 28 March 2024 did not settle until 2 April 2024 and 3 April 2024 respectively.

5	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.